SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          CELEBRITY ENTERTAINMENT, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    150924504
                                 (CUSIP Number)

                       JULIA K. O'NEILL, FLEMING & O'NEILL
           TWO NEWTON PLACE, SUITE 200, NEWTON, MA 02158 (617) 965-8990 (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                     10/9/96
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150924504

1)  Name of Reporting Person
    S. S. or I. R. S. Identification No. of Above Person

      Select International Securities GmbH.

 2) Check the Appropriate Box if a Member of a Group (See Instructions)

  (a)

  (b)

3) SEC Use Only
4) Source of Funds (See Instructions)
      WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
      Germany

Number of       (7)   Sole Voting Power
      Shares               1,680,313
      Bene-
      ficially  (8)   Shared Voting Power
      Owned by             0
      Each
      Report-   (9)   Sole Dispositive Power
         ing               1,680,313
      Person
      With      (10)  Shared Dispositive Power
                           0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      1,680,313

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)
      11%

14) Type of Reporting Person (See Instructions)
      CO

                                 SCHEDULE 13D
                       SELECT INTERNATIONAL SECURITIES GMBH.


Item 1.  Security and Issuer

Common Stock
Celebrity Entertainment, Inc.
214 Brazilian Ave.
Suite 400
Palm Beach, Florida 33480

Item 2.  Identity and Background

(a)   Select International Securities GmbH. (Reporting Person)
(b)   Place of organization:   Germany
(c)   Principal Business:   Investment Broker
      Address:   Graf-Adolf-Str. 108, 40210 Dusseldorf, Germany
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.


(a) Udo Schieke (Sole Officer and Director of Select International Securities GmbH.)
(b)   Graf-Adolf-Str. 108, 40210 Dusseldorf, Germany
(c)   Investment Broker
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   German Citizen.



Item 3. Source and Amount of Funds or Other Consideration

Select International Securities GmbH. ("Select") purchased convertible debentures of the issuer with an aggregate face value of $267,800 for cash equal to the face value, over a two-month period beginning May 20, 1996. The debentures were issued pursuant to Regulation S. All of the debentures were converted on October 9, 1996 into an aggregate 1,680,313 shares of common stock of the issuer.

Item 4. Purpose of Transaction

Select purchased the debentures for investment purposes.

Item 5.  Interest in Securities of the Issuer

(a) Select is the beneficial and direct owner of 1,680,313 shares of common stock of the issuer, or 11%.

(b)   Select has sole power to vote and dispose of all shares owned by it.

(c) No transactions in the securities of the issuer, other than the transaction reported herein, were effected by the listed persons during the past sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Consent Letter of Shareholder (Exhibit A) is hereby incorporated by reference in its entirety.

Item 7.  Material to be Filed as Exhibits

Exhibit A - Consent Letter of Shareholder

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


11/18/96                                  Select International Securities GmbH.
Date
                                          By: /s/ Udo Schieke
                                          Udo Schieke, Director




                            EXHIBIT A TO SCHEDULE 13D

                          CONSENT LETTER OF SHAREHOLDER

                                               Date: November 5, 1996

Celebrity Entertainment, Inc.
214 Brazilian Ave., Suite 400
Palm Beach, FL 33480

Dear Sirs:

      As a shareholder of 1,680,313 shares of common stock of Celebrity Entertainment, Inc. (the "Company"), representing 11% percent of the voting shares of the Company, I am writing to request and to consent to the Company's effectuating a reverse split of its common stock on a one-for-fifty basis, with one whole share being issued in lieu of any fractional share, as soon as possible. The number of authorized shares should not change but should remain at the current level.

      Thank you.

                                               Sincerely,

                                               Select International Securities
                                               GmbH.

                                               By: /s/ Udo Schieke
                                               Udo Schieke, Director